UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 16, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX ANNOUNCES SIGNIFICANT MILESTONE FOR EGYPTIAN METHANOL PROJECT
November 16, 2005
Methanex Corporation announces that the first formal shareholder and board meetings of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”), an Egyptian Free Zone company which is a joint venture between Methanex and Egyptian Petrochemicals Holding Company (“EChem”), were held today in Cairo. EChem is an Egyptian state-owned holding company responsible for the development of the petrochemical industry in Egypt.
EMethanex proposes to build a 1.3 million tonne per annum methanol facility located in Damietta Port on the Mediterranean Sea. Methanex expects to own 60% to 76% of this project, with provisions allowing Egyptian ownership to increase to 40%, and would off-take 100% of the methanol produced by this facility. In addition, Methanex intends to make methanol available to the Egyptian market through EChem.
Mr. Bruce Aitken, President and CEO of Methanex commented, “Today’s meetings represented an important milestone in the development of this project. With our joint venture partner, EChem, we expect to make significant progress over the next several months and to be in a position to make a final investment decision in 2006.” Mr. Aitken continued, “We are pleased that we have agreed with the Egyptian Natural Gas Holding Company (“EGas”), the Egyptian state-owned supplier of natural gas to the project, on the key commercial terms for gas supply. We are also advancing the engineering for the project with EMethanex recently awarding the Front End Engineering and Design (“FEED”) Contract to Davy Process Technology (“DPT”) and signing a technology license agreement with Johnson Matthey and DPT for the methanol technology which will utilize combined reforming.”
Mr. Aitken concluded, “A key part of our strategy is to maintain our leadership position in the methanol industry. In order to do this we must ensure long-term supply to our customers. We believe Egypt aligns with this strategy and offers many of the key factors necessary for a successful methanol project, including competitively priced natural gas, deep water port access and an investment-friendly environment. The project would be ideally located for serving European methanol markets and its presence will add significant flexibility to our global supply chain by allowing us to make substantial quantities of methanol from our Chilean production hub available to serve Asia Pacific. To this end, we have made recent investments to increase storage terminal capacity in Korea and continue to study other locations in Asia for similar investment.”
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Information in this news release may contain forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in the forward-looking information. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Material factors include the ability to successfully develop, construct and complete a world-scale petrochemical development project in Egypt; completing and executing satisfactory commercial contracts including for the supply of gas and satisfying the various conditions contained therein; obtaining suitable project financing; world-wide economic conditions; actions of competitors; the ability to implement business strategies and pursue business opportunities; conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects.

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His Excellency Sameh Fahmy, Egypt’s Minister of Petroleum, added, “This joint venture project with Methanex is an important part of Egypt’s overall strategy for the monetization of our significant natural gas reserves and the development of a petrochemical industry that will positively add to Egypt’s national economy. We are committed to aligning with industry leaders, such as Methanex, to promote the long-term success of our petrochemical industry. The project with Methanex is part of the first phase of Egypt’s Petrochemical Master Plan that was proposed by the Ministry of Petroleum. The plan comprises 14 projects requiring around US $10 billion to realize by the year 2020.”
Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

Investor Inquiries:		Media Inquiries:
Wendy Bach	or	Diana Barkley
Director, Investor Relations		Director, Public Affairs
Methanex Corporation		Methanex Corporation
604-661-2600		604-661-2690
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Information in this news release may contain forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in the forward-looking information. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Material factors include the ability to successfully develop, construct and complete a world-scale petrochemical development project in Egypt; completing and executing satisfactory commercial contracts including for the supply of gas and satisfying the various conditions contained therein; obtaining suitable project financing; world-wide economic conditions; actions of competitors; the ability to implement business strategies and pursue business opportunities; conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects.